Exhibit 1.01

Tapestry, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2025

I.
Introduction

This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) for the reporting period from January 1 to December 31, 2025, and relates to the process undertaken for Tapestry products that were contracted to be manufactured during calendar 2025 and that contain gold, tantalum, tin and/or tungsten (collectively the “3TG minerals”) that is necessary to the functionality or production of the products.

II.
Applicability of the Conflict minerals Rule to Tapestry

Tapestry is a global house of iconic accessories and lifestyle brands consisting of Coach and Kate Spade. Tapestry completed the sale of the Stuart Weitzman business on August 4, 2025. Because Stuart Weitzman was a subsidiary of Tapestry for a portion of the 2025 reporting period, partial data and information from Stuart Weitzman suppliers are included in this report. The information maintained or referenced on Tapestry’s or any of its brands’ websites is not incorporated by reference into this Conflict Minerals Report or the Form SD, of which it is a part, and should not be considered part of this Conflict Minerals Report or the Form SD.

Tapestry determined that it is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the design, materials, and components of some of its products that contain necessary 3TG minerals. None of Tapestry’s brands directly manufacture products but instead “contract to manufacture,” and are far removed from the sources of ore from which 3TG metals are produced and the smelters or refiners (“SORs”) that process those ores. The efforts undertaken to identify the origin of those ores reflect Tapestry’s position in the supply chain.

The products covered by this Report include the following, although not all of Tapestry’s products in each of these categories are in-scope for purposes of its compliance:

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Fashion Accessories
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Handbags
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Jewelry

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Footwear
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Ready-to-Wear
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Licensed Goods

Tapestry’s in-scope products for 2025 contain tin, gold, tungsten and tantalum. However, each in-scope product did not contain all four of the 3TG minerals.

For 2025, Tapestry identified 256 facilities supplying potentially in-scope products.

III.
Tapestry’s Conflict Minerals Policy; Compliance Overview

Tapestry has a policy for the supply chain of 3TG minerals (the “Conflict Minerals Policy”).

Consistent with its belief in the dignity of, and respect for, individuals, as demonstrated in its policies on labor practices, Tapestry is concerned with the potential humanitarian abuses involved in the mining of these minerals and subsequent financing of armed conflict, and takes its obligations under the Conflict Minerals Rule seriously. As such, Tapestry strives to deliver products to its consumers manufactured in an ethical way consistent with its humanitarian beliefs and to be compliant with the laws in the countries in which it operates. Tapestry does not ban the procurement of 3TG minerals from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries, but seeks to source from responsible conflict-free sources in the region.

To further responsible 3TG minerals sourcing, Tapestry has adopted the following practices, in addition to the other practices discussed in this Conflict Minerals Report:

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Collaborates with suppliers to confirm 3TG mineral usage and potential sources of these minerals;
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Works with its suppliers through the product development process to understand the likelihood of 3TG minerals being incorporated into the design;
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Requires the distribution of Tapestry’s Conflict Minerals Policy and the CMRT (as defined later in this Conflict Minerals Report) to all new and current suppliers; and
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Expects its suppliers to adopt policies with respect to 3TG minerals consistent with Tapestry’s stance.

Tapestry expects its suppliers to adhere to the following guidelines when procuring 3TG minerals for use in Tapestry products:

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Suppliers should have a policy with respect to the responsible sourcing of 3TG minerals, specifically that they will seek to use Conformant (as defined later in this Conflict Minerals Report) sources;
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Suppliers should not take Conformant to mean that Tapestry does not source from the DRC or its adjoining countries; rather, suppliers should seek Conformant sources of 3TG minerals without excluding 3TG responsibly sourced from the DRC and its adjoining countries;

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Suppliers should respond in full to any surveys or requests for documentation received from Tapestry; and
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Suppliers’ processes and procedures relating to the traceability of the sources of 3TG minerals should conform to the Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Sourcing of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

In order to achieve these objectives, Tapestry developed a process consistent with the OECD Guidance due diligence framework for 3TG minerals, as further discussed below.

IV.
Reasonable Country of Origin Inquiry Information

Following a risk assessment to scope where 3TG minerals may be found in its products, Tapestry conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule. The RCOI was undertaken with respect to products sourced directly by, and manufactured for, Tapestry in 2025. Tapestry and its brands do not directly manufacture products, but instead contract with suppliers to manufacture products that may contain 3TG minerals necessary to their functionality or production. Tapestry then identified the suppliers who supplied the products. The survey was administered to those suppliers via a web-based portal, with manual and automated follow-up communications to improve survey response rate, and to complement Tapestry’s internal management process.

Based on its RCOI, Tapestry concluded that, of the 354 SORs identified by suppliers, 109 sourced 3TG minerals exclusively from outside of the DRC and its adjoining countries and/or from recycled or scrap sources and 90 may have sourced in whole or in part from the DRC and its adjoining countries. Tapestry does not have sourcing information for the remaining SORs, which are not listed as Conformant by the Responsible Mineral Initiative (the “RMI”). Tapestry’s conclusions concerning 3TG mineral origin are based on information derived from supplier responses and Tapestry’s own analysis. 214 (60.4%) of the identified SORs were listed as Conformant by the RMI, 4 (1.1%) were listed as Active and 136 (38.4%) were listed as Known (as defined later in this Conflict Minerals Report), in each case as of May 1, 2026. More detailed SOR and country of origin information is provided under “Item VI. Identified Smelters and Refiners” and “Item VII. Country of Origin Information” below, respectively.

Tapestry received survey responses from Tapestry’s suppliers, which were reviewed for plausibility, consistency and gaps. Tapestry requested suppliers to provide corrections and clarification where needed.

V.
DUE DILIGENCE

Based on the results of Tapestry’s RCOI, Tapestry exercised due diligence for 2025. These due diligence efforts are discussed below.

Design of Due Diligence

Tapestry designed its due diligence measures to conform with the OECD Guidance (Third Edition), which includes the related supplements on tin, tantalum and tungsten and gold. Specifically, due to its classification as a “downstream” company within the supply chain, Tapestry’s due diligence practices were tailored accordingly based upon the OECD Guidance.

Due Diligence Measures Performed

Based upon the OECD Guidance, Tapestry’s due diligence measures included the following elements. These are not all of the discrete elements and tasks that are part of Tapestry’s compliance program.

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OECD Step One: “Establish strong company management systems”
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Adopted the Conflict Minerals Policy, which is reviewed annually. The Conflict Minerals Policy and related filings are publicly available at https://www.tapestry.com/investors/ under the Conflict Minerals Policy section.
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Included the Conflict Minerals Policy in the Company’s Supplier Code of Conduct, which is available publicly.
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Assembled an internal team to support supply chain due diligence.
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Designated a senior internal resource, the Vice President, ESG Strategy, Tapestry, to manage the program.
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Adopted a policy to keep records relating to 3TG minerals due diligence for at least five years.

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OECD Step Two: “Identify and assess risk in the supply chain”
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Sent requests to 256 individual facility suppliers to provide Tapestry with a completed Conflict Minerals Reporting Template (“CMRT”), which is the widely used form for 3TG minerals data collection developed by the RMI. Tapestry followed up by phone and/or email with the suppliers that did not provide a response within a specified time frame. 100% of the suppliers surveyed responded to Tapestry’s request for information.
o
Tapestry reviewed the lists of the suppliers’ identified SORs and compared those lists against the lists of Conformant or equivalent SORs published in connection with the RMI’s Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association’s (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain of Custody Certification.

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For those SORs identified by a supplier that were not listed as Conformant or the equivalent by an independent third-party, internet research was performed to determine whether there were any outside sources of information regarding the SORs sourcing practices.

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OECD Step Three: “Design and implement a strategy to respond to identified risks”
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Suppliers were ranked based on risk level. Tapestry reported its risk management findings to its Vice President, ESG Strategy, Tapestry, and Chief Legal Officer & Secretary. Tapestry reports the results of its analysis to the Company’s Board of Directors.

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OECD Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
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Tapestry utilizes information made available by the RMI, LBMA and RJC concerning independent third-party audits of SORs.

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OECD Step Five: “Report on supply chain due diligence”
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Tapestry files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission (“SEC”) and makes the Conflict Minerals Policy and related filings publicly available at http://tapestry.com/investors/ under the Conflict Minerals Policy section.

VI.
IDENTIFIED SMELTERS AND REFINERS

The table below describes the SORs that may have processed the necessary 3TG minerals in Tapestry’s in-scope products. The table is based on information provided by Tapestry’s suppliers and its own due diligence efforts within its supply chain for 2025.

Tapestry generally received data from its suppliers on a company-level basis, meaning that the suppliers reported 3TG minerals contained in all of their products, not just those in the products that they sold to Tapestry. Accordingly, not all included SORs may have processed the necessary 3TG minerals contained in Tapestry’s in-scope products. Furthermore, those SORs may not be all of the SORs in Tapestry’s supply chain, since some suppliers indicated that they did not identify all of the SORs used to process the necessary 3TG minerals content in the products covered by their CMRTs.

The table makes use of the terms “Conformant,” “Active” and “Known.” These terms have the following meanings:

“Conformant” means that the SOR has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included SORs were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period.

“Active” means that the SOR has committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These SORs may be in the pre-assessment, assessment, or corrective-action phases of the assessment.

“Known” means that the SOR was not Conformant or Active but is listed on the CMRT Smelter Look-up tab. The status information reflected in this table is current as of May 1, 2026.

Metal	Conformant	Active	Known	Total
Gold	93	0	81	174
Tantalum	35	1	3	39
Tin	54	3	35	92
Tungsten	35	1	16	52

Because certain SORs process more than one 3TG mineral, the totals by mineral category exceed the number of unique SORs identified.  Tapestry suppliers disclosed 354 unique SORs

VII.
Country of Origin Information

The countries of origin of the newly-mined 3TG minerals processed by the Conformant SORs in the table above may have included the countries listed below. Country of origin information has been provided in the Reasonable Country of Origin Inquiry (RCOI) data provided by the Responsible Minerals Initiative (RMI). The 3TG minerals in the Company’s in-scope products may not have originated in all these countries. Additionally, 3TG minerals in the Company’s in-scope products may have originated in countries not listed below.

Argentina	Ghana	Peru
Armenia	Greenland	Philippines
Australia	Guatemala	Poland
Austria	Guinea	Portugal
Azerbaijan	Guyana	Russian Federation
Benin	Honduras	Rwanda*
Bolivia	India	Saudi Arabia
Brazil	Indonesia	Senegal
Bulgaria	Japan	Serbia
Burkina Faso	Kazakhstan	Sierra Leone
Burundi*	Kenya	Slovakia
Cambodia	Kyrgyzstan	Solomon Islands
Canada	Laos	South Africa
Chile	Liberia	Spain
China	Madagascar	Suriname
Colombia	Malaysia	Sweden
DRC- Congo (Kinshasa)*	Mali	Tajikistan
Costa Rica	Mauritania	Tanzania*
Côte d'Ivoire	Mexico	Thailand
Dominican Republic	Mongolia	Türkiye
Ecuador	Morocco	Uganda*
Egypt	Mozambique	Ukraine
Eswatini	Myanmar	United Kingdom
Ethiopia	Namibia	United States
Fiji	New Zealand	Uzbekistan
Finland	Nicaragua	Viet Nam
France	Niger	Zambia*
French Guiana	Nigeria	Zimbabwe
Georgia	Norway
Germany	Papua New Guinea

*
Democratic Republic of the Congo or an adjoining country.

Alternatively, or in addition, some of the identified SORs may have been sourced from recycled or scrap sources.

Tapestry endeavored to determine the mine location of origin of the necessary 3TG minerals contained in its in-scope products by requesting that the suppliers provide it with a completed CMRT and through the other procedures followed by Tapestry that are described in this Conflict Minerals Report.

VIII.
Steps to Improve Due Diligence

Tapestry intends to continue to improve upon its supply chain due diligence via the following measures:

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Encourage suppliers to partner with upstream suppliers to identify the source of 3TG minerals;
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Encourage suppliers that have not yet done so to adopt and communicate their own responsible sourcing policies relating to 3TG minerals;
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Expand internal supply chain mapping and traceability efforts; and
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Continue to distribute and provide training on our Supplier Code of Conduct to existing and new suppliers. Our Supplier Code of Conduct includes a conflict minerals statement, which requires that vendors who supply Tapestry products that include 3TG minerals to disclose the SORs to Tapestry.

All of these steps are in addition to the other steps that Tapestry took with respect to its 2025 compliance, which it intends to continue to take for 2026 to the extent applicable.

This document contains forward-looking statements based on management's current expectations. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” “strive,” “seek” or comparable terms. Future results may differ materially from management's current expectations, based upon risks and uncertainties such as (1) the continued implementation and maintenance of satisfactory traceability and other compliance measures by Tapestry’s direct and indirect suppliers, (2) whether SORs and other market participants responsibly source 3TG minerals, (3) political, regulatory and economic developments within the DRC and its adjoining countries, the United States or elsewhere, and (4) changes in Tapestry’s supplier base. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. Tapestry does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document to reflect the occurrence of unanticipated events. Please refer to the Company’s latest Annual Report on Form 10-K and its other filings with the SEC for a complete list of risks and important factors. The Company assumes no obligation to revise or update any such forward-looking statements for any reason, except as required by law.